SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC TRADED COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras"), due to the news that has been disclosed by the media, hereby clarifies its shareholders and the market in general that the transfer of the shareholding control of the subsidiaries Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A, hereinafter referred to as "distribution companies", as approved by the 165th Extraordinary General Meeting shall take place associated with the bid process of the distribution concessions under §1ª-A of Article 8 of Law 12,783/2013 with the new wording given by Provisional Measure 735, of June 22, 2016.

Because these are federal state owned companies, the transfer of the shareholding control of these distribution companies must observe the rules of the National Privatization Plan ("PND"), in particular the Law No. 9,491 of September 9, 1997, being incumbent upon the National Privatization Council ("CND") to approve the operational mode to be applied to each privatization.

Eletrobras also informs that the distribution companies were included in the Investment Partnership Program ("PPI"), created by Provisional Measure No. 727/2016, in order to facilitate the privatization.

On August 3, 2016, were issued the Ordinances of the Ministry of Mines and Energy numbers 420, 421, 422, 423, 424 and 425, naming respectively the distribution companies Amazonas Distribuidora de Energia S.A; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL and Boa Vista Energia S.A, responsible for providing public services of electric energy distribution, temporarily, in order to ensure the continuity of the service, in accordance with Article 9, first paragraph, of Law No. 12,783, of January 11, 2016.

According to mentioned Ordinances, until the transfer of the shareholding control of the distribution companies or until December 31, 2017, whichever occurs first, the distribution companies will provide such distribution services, on a temporary basis, upon receipt of adequate remuneration in accordance with the MME Ordinance No. 388 of July 26, 2016 and Article 9 of Law No. 12,783/2016, as approved by the 165th Extraordinary General Meeting.

MARKET ANNOUNCEMENT

The tariff adjustments of the distribution companies will occur in the ordinary way on an annual basis, except in the years in which occurs the respective Tariff Review, which are expected to occur, according to the mentioned Ordinances, on August 31 2017.

According to the fourth paragraph of Article 9 of Law No. 12,783/2016, the distribution companies, during the period to provide such distribution services, on a temporary basis, may apply the approved results of the reviews and tariff adjustments, as well as to contract and receive resurces from the Fuel Consumption Account - CCC, Energy Development Account - CDE and Global Reversion Reserve - RGR, as defined by Aneel.

Without prejudice to the decision of the 165th Extraordinary General Meeting, in the sense that Eletrobras can not invest resources, in any capacity, in distribution companies during the period to provide such distribution services, on a temporary basis, Eletrobras, as the controlling shareholder, will continue consolidating those Distribution Companies in its Financial Statements in accordance with accounting rules, until the details of the transfer of the mentioned shareholding control are defined in accordance with the rules of the PND.

Rio de Janeiro, August 8, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.